Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Six Months Ended June 30, 2006

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	$ 4,594
Minority interest	1,854
Equity in earnings of unconsolidated businesses	(328)
Dividends from unconsolidated businesses	22
Interest expense	1,226
Portion of rent expense representing interest	390
Amortization of capitalized interest	54

Income, as adjusted	$ 7,812

Fixed charges:
Interest expense	$ 1,226
Portion of rent expense representing interest	390
Capitalized interest	225
Preferred stock dividend requirement (1)	2

Fixed charges	$ 1,843

Ratio of earnings to fixed charges	4.24

(1)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid its last dividend.